SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                          Nhancement Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    65334P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gerald L. Fishman
                               Wolin & Rosen, Ltd.
                        55 West Monroe Street, Suite 3600
                                Chicago, IL 60603
                                  312.424.0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.   65334P104                  13D                   Page  2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rosenthal Collins Equities, L.L.C.          FEIN No. 36-4205899
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
     See Note A
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO -- See Note A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           Item 2(d) [_]
                                                           Item 2(e) [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         232,435   See Note A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    232,435   See Note A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         232,435   See Note A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    232,435   See Note A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             232,435 --  See Note A

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
     See Note A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   65334P104                  13D                   Page  3 of 8  Pages



ITEM 1.  SECURITY AND ISSUER

         a.       Nhancement Technologies, Inc.
                  6663 Owens Drive
                  Pleasanton, CA    94588

         b.       Common Stock, $.01 par value

ITEM 2.  IDENTITY AND BACKGROUND



a.  Rosenthal Collins Equities, L.L.C.    a.  Rosenthal  Collins Group, L.L.C.,
                                              Sole Member (Leslie Rosenthal,
                                              Managing Member, J. Robert
                                              Collins, Managing Member)

b.  216 West Jackson Boulevard            b.  216 West Jackson Boulevard
    Suite 400                                 Suite 400
    Chicago, IL    60606                      Chicago, IL    60606

c.  Registered Broker-Dealer and member   c.  Sole Member is a Futures
    firm of CBOE  (CBOE is DEA)               Commission Merchant registered
                                              with  the  Commodity  Futures
                                              Trading  Commission  and clearing
                                              member of various designated
                                              contract markets

d.  N/A                                   d.  N/A

e.  N/A                                   e.  N/A

f.  Illinois limited liability company    f.  Illinois limited liability company

ITEM 3.  SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION

         The source of the funds are the  personal  funds of L.  Thomas  Baldwin
III, who is a Class C (non-voting, non-managing) Member of Rosenthal Collins Group, L.L.C. ("RCG"), the Sole Member of the Reporting Person. RCG's capital contributions to the Reporting Person include amounts which were used to purchase the shares of the Issuer. The aggregate amount of funds used in making purchases through and including 1 August 2000 for this Reporting Person (see Note A) was $2,637,400.

CUSIP No.   65334P104                  13D                   Page  4 of 8  Pages


ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the acquisition of securities of the Issuer is as an investment by L. Thomas Baldwin III, a Class C Member (non-voting, non-managing) of Rosenthal Collins Group, L.L.C., the Sole Member of the Reporting Person.

                    a. Mr. Baldwin has advised that he plans to purchase additional shares of the Issuer up to as much as 15% of the total issued and outstanding.

                    b-j. Mr.   Baldwin  has  advised  that  he  has  no  present
                         intentions to engage in or cause any of the matters listed in these subsections of this Item 4. He has advised that his present intention is to be and remain an investor in the Issuer. The timing and amount of additional purchases, if any, are currently unknown.



CUSIP No.   65334P104                  13D                   Page  4 of 8  Pages



                    a. Mr. Baldwin has plans to purchase additional shares of the Issuer up to as much as 15% of the total issued and outstanding.

                    b-j. Mr.  Baldwin has no present  intentions to engage in or cause any of the matters listed in these subsections of this Item 4. His present intention is to be and remain an investor in the Issuer. The timing and amount of additional purchases, if any, are currently unknown.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

         a.       Shares owned:

                    (1) Rosenthal Collins Equities, L.L.C. Proprietary Trading Account 232,435 shares (2.1%) (See Note A)

                    (2)  Rosenthal Collins Group, L.L.C. (See Note A)

                         (i)  L. Thomas Baldwin III -- 171,837 shares (1.6%)

                         (ii) L. Thomas  Baldwin III Living  Trust -- 151,430
                              shares (1.4%)

                         Total Rosenthal Collins Group, L.L.C. -- 323,267 shares (3%)

                    (3)  L. Thomas Baldwin III -- 73,085 shares (.67%) (See Note
                         A)

                    Total Group (See Note A) -- 628,787 shares (5.81%)

         b.       Voting power:


                  (1) Rosenthal Collins Equities, L.L.C. (See Note A) Sole voting power -- 232,435
                           Shared voting power  ---  232,435
                           Sole dispositive power  --  232,435
                           Shared dispositive power  --  232,435

CUSIP No.   65334P104                  13D                    Page 5 of 8  Pages



                  (2) Rosenthal Collins Group, L.L.C. (See Note A) Sole voting power -- 323,267
                           Shared voting power  ---  323,267
                           Sole dispositive power  --  323,267
                           Shared dispositive power  --  323,267


                  (3) L. Thomas Baldwin III, individually (See Note A) Sole voting power -- 73,085
                           Shared voting power --- 0
                           Sole  dispositive  power -- 73,085
                           Shared  dispositive power -- 0


          c. Rosenthal Collins Equities, L.L.C., a registered broker/dealer member firm of the Chicago Board Options Exchange, in its proprietary trading account purchased on Nasdaq the following:
               109,300 shares from 2 June 2000 through 24 July 2000 at an average price of $13.52 per share; 31,535 shares on 26 July 2000 at an average price of $8.10 per share; 31,100 shares on 27 July 2000 at an average price of $9.00 per share; 35,100 shares on 28 July 2000 at an average price of $10.70 per share; 20,500 shares on 31 July 2000 at an average price of $10.40 per share; and 4,900 shares on 1 August 2000 at an average price of $10.00 per share. (See Note A)

               Rosenthal Collins Group, L.LC. received 323,267 shares from L. Thomas Baldwin III and 151,430 shares from the L. Thomas Baldwin III Living Trust as deposits to Mr. Baldwin's Class C capital account at Rosenthal Collins Group, L.L.C., a Commodity Futures Trading Commission registered futures commission merchant. The shares of the Issuer are traded on Nasdaq and were taken into such capital accounts at $11.125 per share (before capital haircuts under CFTC Regulationss. 1.17). (See Note A)

               L. Thomas Baldwin III, individually, purchased 9,400 shares more than 60 days prior to the event which requires fling of this statement at an average price of $16 per share on Nasdaq. On or about May 19, 2000, Mr. Baldwin purchased $500,000 principal amount of the Issuer's 8% Convertible Debentures due May 30, 2000 ("Debenture"). The Debenture is convertible at any time at the option of the holder at a sliding scale conversion price. On August 8, 2000, Mr. Baldwin sent notice to the Issuer of his election to convert the Debenture into 63,685 shares, at a conversion price of $7.85 per share. As of the date of this Report, such shares are not yet issued. (See Note A)

         d.       N/A

         e.       N/A

CUSIP No.   65334P104                  13D                   Page  6 of 8  Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Note A with respect to the relationships among the persons named in
Item 2 and with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. There are no materials relating to the borrowing of funds to finance the acquisition, as disclosed in Item 3.

         2. There are no written agreements relating to the acquisition of Issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter, as disclosed in Item 4.

         3. There are no written agreements relating to the transfer of voting of the securities, finders' fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss of profit, or the giving or withholding of any proxy, as disclosed in Item 6.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2000.

                                      ROSENTHAL COLLINS EQUITIES, L.L.C.
                                      By:  Rosenthal Collins Group, L.L.C.

                                      By:  /s/ Leslie  Rosenthal
                                         --------------------------------------
                                         Leslie Rosenthal, Managing Member


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.   65334P104                  13D                   Page  7 of 8 Pages



                                     NOTE A

         This Schedule 13D represents ownership by the Reporting Person and other members of the "group" as described below of an aggregate of 628,787 shares of common stock of the Issuer (5.81%). L. Thomas Baldwin III is a non-voting, non-managing member of Rosenthal Collins Group, L.L.C., an Illinois limited liability company ("RCG"). RCG is registered with the Commodity Futures Trading Commission as a futures commission merchant and is a clearing member of all major principal futures exchanges in the United States and elsewhere. As such, RCG is required to meet and maintain significant levels of adjusted net capital to comply with CFTC and exchange clearing requirements. As of June 30, 2000, RCG's adjusted net capital (unaudited) was $34,382,657. Reference is hereby made to the public portions of RCG's Forms 1-FR as filed with the Commodity Futures Trading Commission, which forms are publicly available under FOIA for a complete statement of the financial condition of RCG.

         On June 21, 2000, L. Thomas Baldwin III and the L. Thomas Baldwin III Living Trust (Mr. Baldwin is a Class C non-voting and non-managing Member of
RCG), deposited shares of the Issuer with RCG as part of his capital account at RCG. Such shares, after appropriate haircuts, are held and maintained by RCG (in a custody account for its benefit at the Harris Trust & Savings Bank, N.A., Chicago, Illinois) and is deemed capital of RCG for regulatory purposes. Accordingly, RCG has full legal control over such shares. Mr. Baldwin could always direct RCG to sell the shares, which accommodation RCG would be willing to accommodate subject, of course, to all the various capital requirements with which RCG must comply. Moreover, as an accommodation, RCG would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, RCG in
Item 5.b has listed the shares deposited with it as owned by it, and it has listed voting and dispositive power as shared with Mr. Baldwin.

CUSIP No.   65334P104                  13D                   Page  8 of 8  Pages


         Rosenthal Collins Equities, L.L.C. ("RCE") is an Illinois limited liability company registered as a broker/dealer which is a member firm of the Chicago Board Options Exchange, its designated examining authority. RCE has no customers and trades on a proprietary basis only. RCE is wholly-owned by Rosenthal Collins Group, L.L.C. The shares of the Issuer purchased by RCE, as disclosed in Item 6.c above, were purchased by RCE at the request and as an accommodation to L. Thomas Baldwin III. As a result, RCE is the record and beneficial owner of such shares. Mr. Baldwin could always direct RCE to sell the shares, which accommodation RCE would be willing to accommodate, subject, of course, to the capital requirements with which RCE must comply. Moreover, as an accommodation, RCE would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, Item 5.b lists shared voting and dispositive power for all shares of the Issuer owned by RCE as shared with Mr. Baldwin.

         In addition, Mr. L. Thomas Baldwin III, individually, purchased 9,400 shares of the Issuer more than 60 days prior to the event which requires filing of this statement on Nasdaq, at an average of $16 per share. Moreover, on or about May 19, 2000, Mr. Baldwin purchased $500,000 principal amount of the Issuer's 8% Convertible Debentures due May 30, 2000 ("Debenture"). The Debenture is convertible at any time at the option of the holder at a sliding scale conversion price. On August 8, 2000, Mr. Baldwin sent notice to the Issuer of his election to convert the Debenture into 63,685 shares, at a conversion price of $7.85 per share. As of the date of this Report, such shares are not yet issued. Mr. Baldwin, of course, has and will have sole dispositive and voting power over such shares.

         While the shares of the Issuer held by RCG and RCE are owned of record and are under the total legal control of those entities, RCG and RCE, solely for purposes of the shares of the Issuer and not otherwise, should be deemed affiliates of L. Thomas Baldwin III and Mr. Baldwin should be deemed de facto beneficial owner of all such shares, notwithstanding that all such shares are subject to the risks and requirements, regulatory and market, of RCG and RCE, respectively.